December 14, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (804) 783-7621

Mr. O. R. Barham, Jr.
President and Chief Executive Officer
Virginia Financial Group, Inc.
102 South Main Street
Culpeper, VA 22701

> **Re:** **Virginia Financial Group, Inc.**
> **Amendment Number Two to Registration Statement on Form S-4**
> **Filed on November 15, 2007**
> **File Number 333-146249**

Dear Mr. Barham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure in your additional soliciting materials filed on November 13, 2007 by FNB Corporation with respect to additional participants in that company's solicitation. Please revise the disclosure to include that information in the registration statement/proxy statement. That information should include the name of the new group, its members and their beneficial ownership of FNB securities and that the new group is funded by FNB.

Form S-4

2. We note the disclosure in your additional soliciting materials filed on November

14, 2007 by FNB Corporation that the FNB Shareholders for Progress group is being funded and supported by FNB and that its members are participants in FNB's proxy solicitation. We also note that shares held by the new group's members and those of the directors of FNB aggregate to approximately 7% and a group, as defined by Rule 13d-5, has been formed. Therefore, please file a schedule 13D to report beneficial ownership of more than 5% of FNB's common stock.

The FNB Special Meeting – Solicitation of Proxies, page 31

3. Please revise your disclosure to list the website of the FNB Shareholders for Progress group.

Opinion of VFG's Financial Advisor, page 42

4. We note your response to comment number 7. Please revise to include the projections involving key financial numbers, such as earnings per share, interest income and net income.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. O. R. Barham, Jr.
Virginia Financial Group, Inc.
December 14, 2007
Page 3

· the company may not assert staff comments and the declaration of effectiveness as a
   defense in any proceeding initiated by the Commission or any person under the
   federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Scott H. Richter, Esq.
        LeClairRyan, A Professional Corporation
        951 East Byrd Street – 8th Floor
        Richmond, VA 232219